UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)

AFFINITY GAMING

(Name of Issuer)

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Martin J. Auerbach, Esq.
c/o Z Capital Partners, L.L.C.
Two Conway Park
150 Field Drive, Suite 300
Lake Forest, IL 60045
(847) 235-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Z Capital Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,782,276.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,782,276.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,782,276.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 33.4%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons Zenni Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,782,276.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,782,276.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,782,276.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 33.4%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons Z Capital Special Situations Adviser, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,210,166.23

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,210,166.23

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,210,166.23

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 20.8%

14	Type of Reporting Person PN

1	Names of Reporting Persons Z Capital Special Situations GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,572,110.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,572,110.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,572,110.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 12.7%

14	Type of Reporting Person PN

1	Names of Reporting Persons Z Capital Special Situations UGP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,572,110.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,572,110.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,572,110.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 12.7%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons James J. Zenni, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,782,276.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,782,276.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,782,276.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 33.4%

14	Type of Reporting Person IN

Preliminary Note

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) by each of the following persons (collectively, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC (“Zenni Holdings”); Z Capital Special Situations Adviser, L.P. (“Special Adviser”); Z Capital Special Situations GP, L.P. (“Special GP”); Z Capital Special Situations UGP, L.L.C. (“Special UGP”); and James J. Zenni, Jr. (“Mr. Zenni”).

In filing this Amendment No. 10 and as previously disclosed, the Reporting Persons continue to reserve all legal rights in connection with the purported Corporate Conversion (as defined in Amendment No. 2) and other actions recently taken by Affinity Gaming (known as Affinity Gaming, LLC prior to the purported Corporate Conversion, and hereinafter, the “Issuer”), including the purported conversion of Common Units of Affinity Gaming, LLC into Common Shares of the Issuer and the adoption and terms of the Rights Agreement (as defined in Amendment No. 2).  In this Schedule 13D, the equity securities of the Issuer are described as “Common Shares,” and the Issuer is described as a Nevada Corporation solely for convenience.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the following:

The funds used for the purchase of the Common Shares by the Reporting Persons in the December 9 Transaction (as defined below) were derived from general working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On December 9, 2013, an entity controlled by Special Adviser agreed to purchase 69,672 Common Shares at a price of $8.75 per Common Share in a broker assisted transaction (the “December 9 Transaction”).

Item 5.	Interest in Securities of the Issuer.

Item 5 (a) — (b) is hereby amended and restated by the following:

(a) — (b)

The following sets forth the aggregate number and percentage of Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Z Capital Partners, L.L.C.	6,782,276.40	33.4%	0	6,782,276.40	0	6,782,276.40
Zenni Holdings, LLC	6,782,276.40	33.4%	0	6,782,276.40	0	6,782,276.40
Z Capital Special Situations Adviser, L.P.	4,210,166.23	20.8%	0	4,210,166.23	0	4,210,166.23
Z Capital Special Situations Fund GP, L.P.	2,572,110.17	12.7%	0	2,572,110.17	0	2,572,110.17
Z Capital Special Situations Fund UGP, L.L.C.	2,572,110.17	12.7%	0	2,572,110.17	0	2,572,110.17
James J. Zenni	6,782,276.40	33.4%	0	6,782,276.40	0	6,782,276.40

(1)                     Based on 20,276,602 Common Shares outstanding as of November 19, 2013.

Item 5 (c) is hereby amended and supplemented by the following:

Except for the December 9 Transaction, none of the Reporting Persons has effected any transactions in the Common Shares in the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the December 9 Transaction and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint filing agreement (incorporated by reference to exhibit 99.1 to Amendment No. 6 to Schedule 13D, filed on March 15, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 13, 2013

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
By: Z Capital Partners, L.L.C., General Partner

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Z CAPITAL SPECIAL SITUATIONS GP, L.P.
By: Z Capital Special Situations UGP, L.L.C., General Partner
By: Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Z CAPITAL SPECIAL SITUATIONS UGP, L.L.C.
By: Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

JAMES J. ZENNI

By:	/s/ James J. Zenni